Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230
ANNOUNCEMENT TO THE MARKET
Itaú Unibanco Holding S.A (“Itaú Unibanco” or “Company”) informs its stockholders and the general market that, in line with the Material Fact disclosed on November 5, 2021 and in accordance to the Material Fact released by Itaú Corpbanca on November 17, 2021, Itaú Unibanco, by itself and by certain affiliates, increased its shareholding (in the total and voting share capital), held direct and indirectly, from 53.79% to 56.94%, in the context of the second stage of Itaú Corpbanca’sshare capital increase, by exercising its preemptive share rights. Itaú Unibanco informs that the completion of this capital increase stage resulted in the subscription of approximately 98.73% of the new issued shares. The Board of Directors (Directorio) of Itaú Corpbanca is still going to decide the destination of the 1.27% unsubscribed shares. The expected effect on the Company’s capital ratios is immaterial.
São Paulo (State of São Paulo), November 18, 2021.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence